May 29, 2025

Zhang Guowei
Chief Executive Officer
Jingbo Technology, Inc.
Floor 1 to 6, No. 1 to 10 Chuangyi Road
Yinhu Village, Shoujiang Town
Fuyang District, China 310000

       Re: Jingbo Technology, Inc.
           Form 10-K for the Fiscal Year Ended February 29, 2024
           File No. 000-56570
Dear Zhang Guowei:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology